United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Vale informs the appointment of a member of its Board of Directors Rio de Janeiro, February 26, 2026 – Vale S.A. (“Vale” or the “Company”) announces that its Board of Directors has appointed Mr. Marcio Antonio Chiumento to fill a vacant position as a member of the Company’s Board of Directors, in compliance with the provisions of Vale’s Bylaws, the Company’s Directors Policy, and applicable legislation. ▪ Mr. Marcio Antonio Chiumento is an executive with a well-established track record in the financial industry, over two decades of experience at large institutions, and a strong background in investments, finance, corporate governance and strategic management. He currently serves as CEO of Previ, where he is responsible for the institutional and strategic leadership of the largest private pension fund entity in Brazil, with a focus on financial solidity and long-term sustainability. Throughout his career at Banco do Brasil, he held relevant executive positions, including Head of Strategic Business Unit, General Ombudsman, Executive Manager and Administration Manager at State Superintendence. He also served as Director of Equity Investments at Previ, with responsibility for investment management, capital allocation and participation on boards of directors. He holds a master’s degree in Management and Innovation from UPPR, an MBA in Finance from the Federal University of Rio Grande do Sul, and a Law degree from UPPR. The Board of Directors will submit the proposal to ratify the appointment for deliberation by the Shareholders’ General Meeting, which is expected to be convened and held on March 12, 2026, and April 30, 2026, respectively. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 27, 2026		Director of Investor Relations